SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2008

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

OPERATING PERFORMANCE

With its strategy focused on growth with profitability, delivery of higher quality products and services to its clients and investments in projects to remain competitive in the long run, the Company once again, in 3Q08, has posted results in line with this strategy. The Pay TV Service base closed the quarter with 2,923,000 clients, a 22% increase versus 3Q07. The Broadband client base reached 2,059,000 clients in the quarter, a 60% upturn on 3Q07 and the number of Voice clients increased 208% year-on-year to 1,532,000 clients. Net additions in the quarter were the highest ever in the Company’s history.

The Company launched a new Pay TV portfolio with differentiated sections that cater to diverse segments of the population and families, with the campaign theme being: “a Net for each client". Along with the new portfolio, new TV channels were added to the program grid to further improve the program schedule.

The Net Digital HD Max product already has around 15,000 clients, more than double over 2Q08. It is a Pay TV service which offers programs in high definition, along with an integrated digital recording system, allowing subscribers to watch the programs at their convenience.

The Company expanded its partnership with Embratel by changing its offering targeted at small and medium enterprises. Together with Embratel, it now offers them value-added services such as Pay TV, Broadband and Voice, under the package "Embratel PME". With this change, the Company now administers Embratel’s voice client base and books these clients in the Netfone base. For comparison purposes, the entire Netfone base history was adjusted to make the numbers comparable.

The Company closed the quarter with 7,362,000 Revenue Generating Units (“RGUs”), a 60% increase year-on-year. This increase was driven by the successful execution of the accelerated growth strategy, as reflected by the strong growth in the client base and the higher market potential brought on by the new product, NetFone.com.

FINANCIAL PERFORMANCE

Net Revenue in 9M08 was R$2,668.6 million, 37.5% higher than the R$1,941.0 million in 9M07, mainly driven by the 6% increase in ARPU, from R$ 128.50 in 9Q07 to R$ 135.60 in 9M08, and by the 60% increase in the Company’s Revenue Generating Units (RGUs).

In the first 9 months of 2008, Operating Costs stood at R$1,274.2 million, 36.3% higher than the R$934.90 million in 9M07. As a percentage of revenue, they remained stable at 48%. The main reasons for this increase were the continuous investments made to improve customer services, high usage of the link due to the growth in the broadband

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client base and higher programming and royalties costs due to the larger Pay TV client base.

Selling, General, Administrative and Other Expenses totaled R$690.9 million, 45.2% higher than the R$475.7 million in 9M07. As a percentage of Net Revenue, they rose from 25% in 2007 to 26% in 2008. Selling and G&A Expenses increased respectively, 53.1% and 32.0% year-on-year. This increase in Selling Expenses was due to the substantial increase in the sales of all of the Company’s products during the quarter.

Bad Debt Expenses (BDE) were R$ 28.9 million in 9Q08, 7.04% higher than the R$ 27 million in 9Q07. As a percentage of gross revenue, they declined from 1.1% in 2007 to 0.8% in 2008, proving the soundness of the credit portfolio. It is worth mentioning that approximately 50% of the client base is charged by auto-debit to the bank account, thereby diminishing the risk of default.

EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) totaled R$703.5 million in 9M08, which is 32.6% higher than the R$530.4 million in 2007, with EBITDA margin being 26.4% . The strong growth of the client base has been the main factor behind the stable EBITDA margin at current levels.

Depreciation and Amortization expenses totaled R$450.70 million in 9M08, versus R$278.00 million registered in 2007, a 62.1% increase. The increase in depreciation was due to the higher number of digital decoders as part of fixed assets. Amortization expenses rose mainly due to the commencement of amortization of goodwill from the Vivax acquisition.

Net Financial Result was an expense of R$ 135.6 million in 9M08, versus an expense of R$ 56.9 million in 9M07. This result is due to the following factors:

Financial Expenses increased by 86.4%, from R$113.1 million in 9M07 to R$210.8 million in 2008. This increase is due to the depreciation of the Brazilian Real against the US Dollar, impacting the dollar-denominated debt. The Company did not carry out any speculative operation in the foreign exchange market, and this expense solely had an accounting effect, without impacting the Company’s cash position.

Financial Income rose 33.8%, from R$ 56.2 million in 9M07 to R$ 75.2 million in 9M08, due to the higher average cash balance in the period and higher revenues from interest and fines charged on overdue subscriptions, as a result of greater collection efforts. It is important to mention that 100% of the Company’s cash is invested in fixed income securities of top financial institutions.

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Gross Debt, which includes interest booked and the principal, closed at R$ 1,617.3 million in September 2008, a 12.1% increase versus June 2008. The value of the Banco Inbursa loan rose due to the depreciation of the Brazilian Real against the US dollar.

In September, Net Debt totaled R$561.5 million, versus R$475.4 million in June 2008, increasing by 18.1% .

Deferred Assets ended September 2008 at R$413.0 million, 14.1% higher than the R$ 362.0 million in June, resulting from the higher number of installations in the period and the changes in the deferral calculation for installation expenses.

Intangible Assets totaled R$37.5 million in September 2008, 4.3% lower than the R$39.2 million in June, due to the amortization of the Pay TV concession licenses acquired by Grupo Vivax from Anatel.

CAPEX in 9M08 totaled R$ 627.5 million, a 25.4% year-on-year increase, mainly due to the higher number of installations for new clients.

The Company ended September with a Loss of R$4.0 million, as against an income of R$78.9 million in 2007. Though operating and financial performances have improved in relation to 2007, the non-cash foreign exchange loss relating to dollar-denominated debt resulted in the Net Loss.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 21, 2008

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.